Exhibit 99.2

IRONSOURCE LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of ironSource Ltd. (the “Company”), hereby nominate, constitute and appoint Mr. Tom Zuckerberg, Company's Deputy General Counsel and Ms. Gilat Abraham, Company's Head of Securities and Corporate Lawyer, and each of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the Class A ordinary shares (the “Class A Shares”), and (if any) Class B ordinary shares (the “Class B Shares” or, collectively with Class A Shares the “Shares”), which the undersigned is entitled to vote at any and all of the separate class meetings of holders of Class A ordinary shares, Class B ordinary shares, as well as a combined meeting of holders of Company Shares (voting together as one class). Each of the forgoing class votes and combined vote is deemed as a Special General Meeting of Shareholders (the “Meeting(s)”) to be held at the headquarters of the Company, located at 121 Menachem Begin Street, Tel Aviv-Yafo 6701203, Israel, on the 12th floor (the telephone number at that address is +972-74 799 0001) on October 7, 2022 at 4: 00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting(s) dated August 29, 2022, and the Proxy Statement relating to the Meeting(s) dated September 8, 2022 (the “Proxy Statement”). Subject to applicable law and the rules of NYSE, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote.

This Proxy, when properly executed, will be voted at any and all of the Meetings in the manner directed herein by the undersigned.

Shareholders entitled to notice of and to vote at any and all of the Meetings or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Friday, September 2, 2022, the record date fixed by the board of directors of the Company for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS (AT ANY AND ALL OF THE MEETINGS). PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Important instructions for Item 1A relating to the Merger Proposal:

IF YOU ARE NOT A UNITY AFFILIATED PARTY (AS DESCRIBED BELOW) AND YOU ARE NOT AN INTERESTED PARTY (AS DESCRIBED BELOW)), PLEASE BE CERTAIN TO CHECK THE BOX “YES” IN ITEM 1A TO CONFIRM SUCH STATUS. YOUR CONFIRMATION IS MADE WITH RESPECT TO ALL OF THE MEETINGS UNLESS YOU INSTRUCT THE COMPANY OTHERWISE IN WRITING.

Under the Companies Law, your Shares cannot be counted towards or against the majority required for any and all of the Meetings with respect to the approval of the ironSource merger proposal unless you provide the foregoing important confirmation.

If you are a Unity affiliated party (as defined below) or an interested party (as defined below), please check the box “NO” in Item 1A.

Proposal 1: To approve, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (which, together with the regulations promulgated thereunder, we refer to as the “Companies Law”), the merger contemplated by the Agreement and Plan of Merger, dated July 13, 2022 (which, as it may be amended from time to time, we refer to as the “merger agreement”), by and among ironSource, Unity Software Inc., a Delaware corporation (which we refer to as “Unity”) and Ursa Aroma Merger Subsidiary Ltd. (which we refer to as “Merger Sub”), a company formed under the laws of the State of Israel and a wholly owned subsidiary of Unity, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ironSource, with ironSource surviving and becoming a direct wholly owned subsidiary of Unity (which we refer to as the “merger”); (ii) the merger agreement; (iii) the consideration to be received by ironSource’s shareholders in the merger, other than holders of “Cancelled Shares”(as defined in the merger agreement), consisting of 0.1089 of a share of Unity common stock, par value $0.000005 per share (which we refer to as “Unity common stock”) subject to the withholding of any applicable taxes, each ironSource Class A ordinary share and each ironSource Class B ordinary share, held as of immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement. We refer to this proposal as the “ironSource merger proposal;

☐ FOR                  ☐ AGAINST               ☐ ABSTAIN

Proposal 1A: The undersigned confirms that he, she or it is not (X) (a) Unity, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Unity or Merger Sub, (b) a person or entity acting on behalf of Unity, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of, or an entity controlled by, Unity, Merger Sub or any of the foregoing (each, a “Unity affiliated party”), and (Y) is not an interested party; an "interested party" is a shareholder that has a “personal interest” in the merger, which is an additional specific interest in the merger other than the interest that arises from being a holder of Shares, and includes a personal interest of any of the shareholder’s relatives (i.e., spouse, sibling, parent, parent’s parent, descendant, the spouse’s descendant, sibling or parent, and the spouse of each of these) or a personal interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, has the right to appoint a director or the chief executive officer or serves as director or the chief executive officer; a personal interest includes the personal interest of a person voting pursuant to a proxy whereby the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote. In any event personal interest excludes an interest arising solely from the ownership of ordinary shares of a company. For additional information see also the Proxy Statement. Check this box “YES” to confirm that you are not a Unity affiliated party nor an interested party. Otherwise, check the box “NO” if you are a Unity affiliated party or an interested party. (THIS ITEM MUST BE COMPLETED);

☐ YES                             ☐ NO

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

IMPORTANT NOTE: the vote under this proxy will not be counted towards or against the majority required for the approval of the Merger Proposal unless the undersigned confirms that he, she or it is not a Unity affiliated party nor an interested party (as described above) by completing the box “YES” under Item 1A on the reverse side

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

The undersigned acknowledges receipt of the Notice and Proxy Statement.

Date: __________, ____
Signature of Shareholder

Date: __________, ____
Signature of Shareholder

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.